August 3, 2007

Mr. Kevin W. Vaughn, Accounting Branch Chief
U.S. Securities and Exchange Commission, Mail Stop 4561
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           MB Financial, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-K/A for Fiscal Year Ended December 31, 2006
SEC File No. 0-24566-01

Dear. Mr. Vaughn:

This letter is in response to your letter dated July 16, 2007 with respect to the above-referenced Form 10-K and Form 10-K/A filings of MB Financial, Inc. (the “Company”).  Your comments are repeated verbatim below in boldface type for your convenience, and our responses are presented below each comment.

General

1.
We note that you filed an amendment to your Form 10-K on March 2, 2007 to correct the amounts reported for current and deferred federal income tax expense for the year ended December 31, 2006.  Please tell us how you considered whether you were required to provide the disclosures required by paragraph 26 of SFAS 154.  Tell us how your auditors considered whether they were required to dual date their financial statement audit report and to include a reference to the changes.

Response:

The correction to current and deferred federal income tax expense in Footnote 15 to the consolidated financial statements and the corresponding correction to the statement of cash flows was noted in the Explanatory Note at the beginning of our Form 10-K/A. The amounts that were affected by the amendment were cash flows related to income taxes on the cash flow statement and in the breakdown between current and deferred income taxes in the income tax footnote.  As the adjustment did not result in a change to the balance sheet, net income, total income tax expense, earnings per share or cash flow from operations, we did not believe that the changes made were material to the financial statements, and as a result, did not believe that SFAS 154 applied.

Our external auditors, McGladrey & Pullen LLP, considered whether they were required to dual date the opinion.  The Audit Committee approved the original 10-K on February 23, 2007.  Between the approval date and the February 26, 2007 filing date, a question arose concerning current and deferred income taxes reflected in the income tax footnote. The external auditors noted a difference from the approved 10-K in the current and deferred income tax amounts during their review of the EDGAR version of Form 10-K prior to the original filing.  The external auditor’s tax partner and the Company’s tax specialist were reviewing the details of the current and deferred income tax amounts prior to filing, but had not reached resolution of that question.

Due to a miscommunication between the external auditor and the Company,  the Form 10-K was filed on February 26, 2007, under the belief that the revised current and deferred income tax amounts in Footnote 15 and on the cash flow statement had been approved when, in fact, the question had not been resolved.   That miscommunication was discovered on February 26, 2007, the same day that the document was filed.

The analysis of the current and deferred income tax amounts was completed on February 26, 2007, with the conclusion that the amounts in the audited financial statements for December 31, 2006 were correct as originally approved by the Audit Committee on February 23, 2007.   The external auditor had completed their audit process and dated their opinion on February 26, 2007, when all substantive audit procedures had been completed and performed no substantive audit work after that date.  Therefore, there was no need for dual dating their opinion.

The form 10-K/A was filed on March 2, 2007, after the Company discussed the adjustment with the Chairman of the Audit Committee on February 28, 2007, and the adjustment was discussed at our regularly scheduled Audit Committee meeting on March 2, 2007.

Allowance for Loan Losses, page 40

2.
It appears that you have three elements of the allowance for loan losses – a specific allowance for individual loans, an allowance for large groups of smaller-balance loans, and a “general” allowance for all other loans which are included in your risk rating system.  Please revise your disclosure to quantify each element of the allowance and explain briefly how your procedural discipline was applied in determining the “appropriate” amount, and not simply the “adequacy”, of each specific element.

Response:

In response to this comment and comments 3-7, in future filings, we propose to use the following disclosure:

Allowance for Loan Losses

Management believes the allowance for loan losses accounting policy is critical to the portrayal and understanding of our financial condition and results of operations. Selection and application of this “critical accounting policy” involves judgments, estimates, and uncertainties that are subject to change. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, materially different financial condition or results of operations is a reasonable possibility.

We maintain our allowance for loan losses at a level that management believes is appropriate to absorb probable losses on existing loans based on an evaluation of the collectibility of loans, underlying collateral and prior loss experience.

Our allowance for loan losses is comprised of three elements: a general loss reserve; a specific reserve for non-performing and potential problem loans; and a reserve for smaller-balance homogenous loans.  Each element is discussed below.

General Loss Reserve.  We maintain a general loan loss reserve for the four categories of commercial-related loans in our portfolio - commercial loans, commercial loans collateralized by the assignment of lease payments (lease loans), commercial real estate loans and construction real estate loans.  We use a loan loss reserve model that incorporates the migration of loan risk rating and historical default data over a multi-year period (minimum of five years).  Under the loan risk rating system, each loan, with the exception of those included in large groups of smaller-balance homogeneous loans, is risk rated between one and nine, by the originating loan officer, Senior Credit Management, Loan Review or any loan committee, with one representing those loans least likely to default and nine representing those most likely to default.  The probability of loans defaulting for each risk rating, sometimes referred to as default factors, are estimated based on the frequency with which loans migrate from one risk rating to another and to default status over time.  Estimated loan default factors are then multiplied by individual loan balances in each risk-rating category and again multiplied by an historical loss given default estimate for each loan type (which incorporates estimated recoveries) to determine an appropriate level of allowance by loan type.  This approach is applied to the commercial, commercial real estate and construction real estate components of the portfolio.  Moody’s Corporation migration factors, rather than the Company’s actual loss and migration experience, are used to develop estimated default factors for lease loans, since we do not have sufficient loss experience to develop statistically reliable factors of our own.

Other components may be added to the general loss reserve depending on other inherent risks in the portfolio.  As a result of higher than expected losses on general contractor loans as of December 31, 2006, a general loss factor was included for contractor loans that met certain guidelines by adjusting upward estimated default factors and historical loss given default factors.

The general allowance for loan losses also includes estimates for losses resulting from macroeconomic factors and imprecision of the loan loss model.  Macroeconomic factors adjust the allowance for loan losses upward or downward based on the current point in the economic cycle and are applied to the loan loss model through a separate allowance element for the commercial, commercial real estate, construction real estate and lease loan components. To determine our macroeconomic factors, we use specific economic data that has a statistical correlation to loan losses.  We annually review the data to determine that such a correlation continues to exist.

Model imprecision accounts for the possibility that our limited loan loss history may result in inaccurate estimated default and loss given default factors.  Factors for imprecision modify the estimated default factors calculated by the migration analysis in the loan loss model and are based on the standard deviation of each estimated default factor.  We do not apply imprecision factors to the lease portfolio, as we use migration factors that incorporate approximately 30 years of data from Moody’s Corporation.

The general loss reserve was $49.2 million as of December 31, 2006, and $33.6 million as of December 31, 2005.  The increase in this component of the allowance was primarily due to the increase in the size of the loan portfolio.

Specific Reserves. The allowance for loan losses also includes specific reserves on nonperforming and potential problem loans. At quarter end, nonperforming and potential problem loans are reviewed individually, with adjustments made to the general calculated reserve for each loan as deemed necessary.  Specific adjustments are made depending on expected cash flows and/or the value of the collateral securing the loan.   The total specific reserve component of the allowance was $6.9 million as of December 31, 2006 and $7.3 million as of December 31, 2005.   While non-performing and potential problem loans increased slightly from 2005, improvements in the underlying cash flows and collateral values resulted in a decrease of the specific reserve component of the allowance for loan losses.

Smaller Balance Homogenous Loans. Pools of homogeneous loans with similar risk and loss characteristics are also assessed for probable losses.  These loan pools include consumer, residential real estate, home equity and indirect vehicle loans.   Migration probabilities obtained from past due roll rate analyses are applied to current balances to forecast charge-offs over a one year time horizon.  For improved accuracy, indirect vehicle loan losses are estimated using a combination of our historical loss statistics as well as industry loss statistics.  A reserve is maintained above the calculated amount for homogeneous loans to account for economic uncertainties.  The reserves for smaller balance homogenous loans totaled $2.9 million as of December 31, 2006, and $1.3 million as of December 31, 2005.  The increase in this component of the allowance was almost entirely due to the increase in size of the homogeneous loan pools.

During 2005, the methodology of assessing the allowance for loan losses was refined and macroeconomic and imprecision factors were calculated for each loan type. As a result, the unallocated reserve was fully allocated to specific loan categories as of December 31, 2005. This change accounts for a majority of the increase in the allowance for loan losses for each loan type when comparing year-end 2005 to prior periods.  In the past, unallocated reserves represented model imprecision and macroeconomic factors for the entire portfolio.  The allocation of unallocated reserves to the various components of the loan portfolio was done to more accurately present the allowance for loan losses by ascribing macroeconomic and imprecision factors to each loan category rather than the loan portfolio as a whole.

Loan quality is monitored closely by management and is reviewed by our bank subsidiaries' boards of directors at their regularly scheduled meetings. We consistently apply our methodology for determining the appropriateness of the allowance for loan losses, but may adjust our methodologies and assumptions based on historical information related to charge-offs and management's evaluation of the loan portfolio.

3.	Please revise your disclosure throughout your document regarding the “adequacy” of the allowance to confirm, if true, the “appropriateness” of the allowance.

Response:

See the second, fourth, and last paragraphs of the proposed disclosure in the response to comment 2 above.  In future filings, we will refer to the “appropriateness” rather than the “adequacy” of the allowance.

4.
Please revise to disclose the basis of estimating the impact of macroeconomic factors and for imprecision in the loan loss models, whether through modifying loss factors or through a separate allowance element.

Response:

See the sixth, seventh and eleventh paragraphs of the proposed disclosure in the response to comment 2 above.

5.
Please revise to explain the period-to-period changes in specific elements of the allowance as referred to above.  Your explanations should discuss the reasons for the changes in asset quality and explain how those changes have affected the allowance and provision.

Additional information is available in Section II.P of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline available on the SEC web-site.

Response:

See the eighth, ninth and tenth paragraphs of the proposed disclosure in the response to comment 2 above.

6.
You disclose in footnote 1 to the table on page 42 that “In 2005, the methodology was refined to fully allocate all components of the loan loss reserve.”  Please revise to address the following regarding your allocation of the allowance for loan losses:

•
Revise the section to more clearly explain the refinement of your methodology.  Disclose your previous methodology, as well as your current methodology in sufficient detail to allow the reader to understand the changes resulting from the refinement.

•	Specifically disclose the triggers for the refinement to be executed. Identify the factors that led management to make the decision to initiate the change in methodology.
•	Disclose how you determined that an amount assigned as unallocated was no longer needed.
•	Clearly discuss how the unallocated amounts were “fully allocated” out to the identifiable components.
•	Identify the categories of loans to which the unallocated amounts were allocated as a result of this refinement.

Response:

See the sixth, seventh and eleventh paragraph of the proposed disclosure in the response to comment 2 above.

7.
Please revise to more clearly describe how the allocation and overall amount of your allowance considered the recent significant growth in the aggregate loan portfolio, and in particular, the growth in the riskier loan categories of your portfolio, specifically the commercial and construction lending.

Response:

As noted above in the eighth, ninth and tenth paragraphs of our response to comment 2, our loan loss reserve model incorporates the estimated defaults for each loan type.  Reserve requirements are calculated on a loan by loan basis, and growth in the portfolio results in growth in the required model reserves.

Consolidated Statements of Cash Flows, page 63

8.
We note you reported an amount of cash inflows of approximately $385 million from the sale of loans held for sale in 2006, while the corresponding amount of cash outflows from the origination of these loans in the operating section was only $39 million.  Please tell us where you presented the remaining cash outflows related to the origination of these sold loans on your Statement of Cash Flows.  Tell us how you determined that your presentation complied with the guidance of paragraph 9 of SFAS 102.

Response:

The cash inflows on the consolidated statements of cash flow include the sale of approximately $345 million of the indirect auto loan portfolio acquired as a result of our acquisition of First Oak Brook Bancshares, Inc. (FOBB) on August 25, 2006.  Paragraph 9 of SFAS 102 states, ”Cash receipts and cash payments resulting from acquisitions and sales of loans also shall be classified as operating cash flows if those loans are acquired specifically for resale and are carried at market value or at the lower of cost or market value.”  As these loans were acquired in the acquisition of FOBB with the intent to sell the loans, we classified the cash receipts as operating cash inflows.

Note 20. Derivative Financial Instruments, page 96

9.
Please revise to clearly disclose for each significant SFAS 133 hedge relationship, the specific methodology you use to test prospective and retrospective hedge effectiveness and how you perform those tests.  Additional information is available in Section II.M of the November 30, 2006 Current Accounting and Disclosures Issue in the Division of Corporation Finance Outline available on the SEC’s web-site.

Response:

We propose to revise the disclosure to read as follows in future filings: “In accordance with FAS 133, the Company designates each derivative contract at inception as either a fair value hedge or a cash flow hedge.  Currently, the Company has only fair value hedges in the portfolio.  For fair value hedges, the interest rate swaps are structured so that all of the critical terms of the hedged items match the terms of the appropriate leg of the interest rate swaps at inception of the hedging relationship.  The Company tests hedge effectiveness on a quarterly basis for all fair value hedges. For prospective and retrospective hedge effectiveness, we use the dollar offset approach.  In periodically assessing retrospectively the effectiveness of a fair value hedge in having achieved offsetting changes in fair values under a dollar-offset approach, the Company uses a cumulative approach on individual fair value hedges.

10.	For each SFAS 133 hedge relationship for which you use the short-cut method of assessing hedge ineffectiveness, please revise to disclose the following information:

•	clearly explain the terms of the hedged item;
•	clearly explain the terms of the derivative interest rate hedge; and
•	tell us how you meet each of the applicable conditions of paragraph 68 of SFAS 133.

Response:

We do not use the short-cut method of assessing hedge ineffectiveness for any of our hedge relationships.  The long-haul method is used to assess effectiveness.  Future filings will include the disclosure in the response to comment 9 above.

11.	Please revise to disclose the component of the fair value hedges gain or loss, if any, excluded from the assessment of hedge effectiveness for the periods presented. Refer to paragraph 45 of SFAS 133.

Response:

In periods presented, there was no gain or loss excluded from the assessment of hedge effectiveness.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (847) 653-1991.

Very truly yours,

/s/ Jill. E. York
Jill E. York
Chief Financial Officer and Vice President